September 5, 2001

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, NW
Washington, DC 20549

                       Interim Report Under Rule 24 of the
                  Public Utilities Holding Company Act of 1935
                              Progress Energy, Inc.
                            410 S. Wilmington Street
                                Raleigh, NC 27602
                                File No.: 70-9659
Gentlemen:

     In compliance with the terms and conditions of Rule 24 under the Public Utility Holding Company Act of 1935, and the Order of the Commission dated December 12, 2000, authorizing the financing transactions and business activities, the undersigned hereby certifies to the Commission that, for the calendar quarter ending June 30, 2001, from and after registration of Progress Energy, Inc. ("Progress Energy") on November 30, 2000:

a. The purchase price per share of each sale of Common Stock and the market price per share at the date of the agreement of sale:

     None.

b. The total number of shares of Common Stock issued or issuable under options granted during the quarter under the DRP, Incentive Plan, or any other similar plans subsequently adopted:

     3,700

c. If Common Stock of Progress Energy has been transferred to a seller of securities of a company being acquired, the number of shares so issued, the value per share, and whether the shares are restricted to the acquirer:

     None.

d. The name of the guarantor and the beneficiary of any guaranty entered into under this order during the quarter, and the amount, terms, and purpose of the guaranty:

     On April 24/th/, Progress Energy, Inc. issued a continuing Guaranty in favor of Southern Natural Gas Company of Houston, Texas not to exceed $19,422,000.00 for indebtedness and payment obligations for firm transportation service.

e. The amount and terms of any Short-term Debt, Debentures, or Preferred Securities issued directly or indirectly by Progress Energy during the quarter:

Progress Energy, Inc.'s commercial paper balance at 6/30/01 was $442,300,000.00. Progress Energy issued $1,809,295,000.00 in commercial paper from 04/01/01 through 06/30/01 at a weighted average yield of 4.78% under a $573 million revolving credit facility.

f. The amount and terms of any Short-term Debt issued by CP&L or NCNG and any of the long-term debt securities or trust preferred securities issued by NCNG during the quarter:

Carolina Power & Light Company
------------------------------
Carolina Power & Light Company's ("CP&L") commercial paper balance at 06/30/01 was $589,855,000.00. CP&L issued $2,113,090,000.00 in commercial paper from
04/01/01 through 06/30/01 at a weighted average yield of 4.65% under a $750 million revolving credit facility.

North Carolina Natural Gas
--------------------------
None.

g. With respect to each participant in the Utility Money Pool and the Non-Utility Money Pool, the maximum amount of borrowings from and loans to each Money Pool during the quarter, and the range of interest rates on Money Pool borrowings and loans:

Non- Utility Money Pool: Maximum Outstanding Balances - Quarter ending 06/30/01:
--------------------------------------------------------------------------------
                                     Loans to MP             Borrowing From MP
                                     -----------------------------------------
Progress Energy                      $164,371,723.61

Progress Energy Ventures                                      $ 36,158,307.55
Progress Energy Services             $ 78,602,285.67
Progress Capital Holdings                                     $198,019,015.75

The range of interest rates on these borrowings was 4.245% to 5.611%.

Utility Money Pool: Maximum Outstanding Balances - Quarter ending 06/30/01:
---------------------------------------------------------------------------
                                     Loans to MP             Borrowing From MP
                                     -----------------------------------------
Progress Energy                      $  36,579,598.29
Carolina Power & Light               $ 105,533,895.92         $ 50,797,549.87
Florida Power Corporation            $  82,643,712.13         $ 78,356,287.87
North Carolina Natural Gas                                    $ 69,030,590.87

The range of interest rates on these borrowings was 4.09% to 5.68%.

h. The amount and terms of any financings consummated by any Non-utility Subsidiary during the quarter that are not exempt under Rule 52 under the
     Act:

     None.

i. The notional amount and principal terms of any Interest Rate Hedge or Anticipatory Hedge entered into during the quarter and the identity of the parties to the instruments:

         None.

j.       The amount of the market-to-book ratio of the Common Stock:


Progress Energy Common Stock Data as of June 30, 2001:

Total Common Stock                     $  5,459.0
Equity (in millions

Market-to-book                               1.65

k. The name, parent company, and amount invested in any Intermediate or Holding Company or Financing Subsidiary during the quarter:

         Equity contribution from Progress Energy to Florida Progress
         Florida Progress to Progress Capital Holdings
         Progress Capital Holdings to Progress Telecom            $33.5 million

l. A description of and the amount invested in any Energy-Related Assets (or in the securities of any company substantially all of whose assets consist of Energy-Related Assets) during the quarter:

         None.

m. A list of U-6B-2 statements filed with the Commission during the quarter including the name of the filing entity and the date of filing.

         Carolina Power & Light Company              April 19, 2001
         Florida Power Corporation                   June  28, 2001
         Progress Capital Holdings, Inc.             June  28, 2001

n. Consolidated balance sheets as of the end of the quarter and separate balance sheets as of the end of the quarter for each company, including Progress Energy, that has engaged in jurisdictional financing transactions during the quarter:

Progress Energy, Inc
BALANCE SHEETS

(In thousands)                                                                            June 30,             December 31,
Assets                                                                                      2001                   2000
--------------------------------------------------------------------------------------------------------------------------
Utility Plant
  Electric utility plant in service                                                     $ 18,716,993          $ 18,124,036
  Gas utility plant in service                                                               483,538               378,464
  Accumulated depreciation                                                                (9,761,687)           (9,350,172)
--------------------------------------------------------------------------------------------------------------------------
        Utility plant in service, net                                                      9,438,844             9,152,328
  Held for future use                                                                         15,380                16,302
  Construction work in progress                                                              851,412             1,043,376
  Nuclear fuel, net of amortization                                                          243,816               224,692
--------------------------------------------------------------------------------------------------------------------------
        Total Utility Plant, Net                                                          10,549,452            10,436,698
--------------------------------------------------------------------------------------------------------------------------
Current Assets
  Cash and cash equivalents                                                                   73,667               101,296
  Accounts receivable                                                                        992,059               925,911
  Inventory                                                                                  771,479               420,985
  Deferred fuel cost                                                                         214,021               217,806
  Prepayments                                                                                 17,304                50,040
  Assets held for sale, net                                                                    2,504               747,745
  Other current assets                                                                       191,927               192,347
--------------------------------------------------------------------------------------------------------------------------
        Total Current Assets                                                               2,262,961             2,656,130
--------------------------------------------------------------------------------------------------------------------------
Deferred Debits and Other Assets
  Income taxes recoverable through future rates                                              238,876               228,686
  Deferred purchased power contract termination costs                                        148,757               226,656
  Harris Plant deferred costs                                                                 38,796                44,813
  Unamortized debt expense                                                                    39,597                38,771
  Nuclear decommissioning trust funds                                                        824,854               811,998
  Diversified business property, net                                                       1,074,653               720,231
  Miscellaneous other property and investments                                               608,170               636,677
  Goodwill, net                                                                            3,779,868             3,652,429
  Other assets and deferred debits                                                           669,705               657,612
--------------------------------------------------------------------------------------------------------------------------
        Total Deferred Debits and Other Assets                                             7,423,276             7,017,873
--------------------------------------------------------------------------------------------------------------------------
           Total Assets                                                                 $ 20,235,689          $ 20,110,701
--------------------------------------------------------------------------------------------------------------------------

Capitalization and Liabilities
--------------------------------------------------------------------------------------------------------------------------
Capitalization
--------------------------------------------------------------------------------------------------------------------------
  Common stock equity                                                                   $  5,459,040          $  5,424,201
  Preferred stock of subsidiaries-not subject to mandatory redemption                         92,831                92,831
  Long-term debt, net                                                                      9,413,639             5,890,099
--------------------------------------------------------------------------------------------------------------------------
        Total Capitalization                                                              14,965,510            11,407,131
--------------------------------------------------------------------------------------------------------------------------
Current Liabilities
  Current portion of long-term debt                                                          209,550               184,037
  Accounts payable                                                                           618,098               828,568
  Interest accrued                                                                           204,670               121,433
  Dividends declared                                                                         107,886               107,645
  Short-term obligations                                                                     744,458             3,972,674
  Other current liabilities                                                                  571,052               448,302
--------------------------------------------------------------------------------------------------------------------------
        Total Current Liabilities                                                          2,455,714             5,662,659
--------------------------------------------------------------------------------------------------------------------------
Deferred Credits and Other Liabilities
  Accumulated deferred income taxes                                                        1,680,446             1,807,192
  Accumulated deferred investment tax credits                                                236,051               261,255
  Other liabilities and deferred credits                                                     897,968               972,464
--------------------------------------------------------------------------------------------------------------------------
        Total Deferred Credits and Other Liabilities                                       2,814,465             3,040,911
--------------------------------------------------------------------------------------------------------------------------
Commitments and Contingencies
--------------------------------------------------------------------------------------------------------------------------
         Total Capitalization and Liabilities                                           $ 20,235,689          $ 20,110,701
--------------------------------------------------------------------------------------------------------------------------
SCHEDULES OF COMMON STOCK EQUITY
(In thousands except share data)
  Common stock (without par value, authorized 500,000,000, issued and outstanding
                206,089,274 and 206,089,047 shares, respectively)                       $  3,614,279          $  3,608,902
  Unearned ESOP common stock                                                                (117,268)             (127,211)
  Accumulated other comprehensive loss                                                       (34,214)                    -
  Retained earnings                                                                        1,996,243             1,942,510
--------------------------------------------------------------------------------------------------------------------------
         Total Common Stock Equity                                                      $  5,459,040          $  5,424,201
--------------------------------------------------------------------------------------------------------------------------

Carolina Power & Light Company
CONSOLIDATED BALANCE SHEETS

(In thousands)                                                                   June 30,        December 31,
Assets                                                                             2001             2000
-------------------------------------------------------------------------------------------------------------
Utility Plant
  Electric utility plant in service                                         $     11,659,934  $    11,125,901
  Accumulated depreciation                                                        (5,760,153)      (5,505,731)
-------------------------------------------------------------------------------------------------------------
     Utility plant in service, net                                                 5,899,781        5,620,170
  Held for future use                                                                  7,105            7,105
  Construction work in progress                                                      638,068          815,246
  Nuclear fuel, net of amortization                                                  181,421          184,813
-------------------------------------------------------------------------------------------------------------
     Total Utility Plant, Net                                                      6,726,375        6,627,334
-------------------------------------------------------------------------------------------------------------
Current Assets
  Cash and cash equivalents                                                           35,022           30,070
  Accounts receivable                                                                444,858          466,774
  Receivables from affiliated companies                                              438,907          362,834
  Taxes receivable                                                                         -           15,412
  Inventory                                                                          287,098          233,369
  Deferred fuel cost                                                                 124,912          119,853
  Prepayments                                                                         11,998           24,284
  Other current assets                                                                74,960           75,451
-------------------------------------------------------------------------------------------------------------
     Total Current Assets                                                          1,417,755        1,328,047
-------------------------------------------------------------------------------------------------------------
Deferred Debits and Other Assets
  Income taxes recoverable through future rates                                      217,193          210,571
  Harris Plant deferred costs                                                         38,796           44,813
  Unamortized debt expense                                                            16,498           15,716
  Nuclear decommissioning trust funds                                                420,574          411,279
  Diversified business property, net                                                 104,098          102,294
  Miscellaneous other property and investments                                       353,598          395,995
  Other assets and deferred debits                                                   117,994          124,339
-------------------------------------------------------------------------------------------------------------
     Total Deferred Debits and Other Assets                                        1,268,751        1,305,007
-------------------------------------------------------------------------------------------------------------
       Total Assets                                                         $      9,412,881  $     9,260,388
=============================================================================================================

Capitalization and Liabilities
-------------------------------------------------------------------------------------------------------------
Capitalization
-------------------------------------------------------------------------------------------------------------
  Common stock                                                              $      1,780,965  $     1,753,105
  Unearned ESOP common stock                                                        (117,268)        (127,211)
  Retained earnings                                                                1,286,809        1,226,144
  Accumulated other comprehensive loss                                                (4,606)               -
  Preferred stock - not subject to mandatory redemption                               59,334           59,334
  Long-term debt, net                                                              4,014,938        3,619,984
-------------------------------------------------------------------------------------------------------------
     Total Capitalization                                                          7,020,172        6,531,356
-------------------------------------------------------------------------------------------------------------
Current Liabilities
  Accounts payable                                                                   219,887          281,026
  Payables to affiliated companies                                                     7,720          275,976
  Taxes accrued                                                                       33,584                -
  Interest accrued                                                                    61,654           56,259
  Dividends declared                                                                   1,482            1,482
  Other current liabilities                                                          196,204          146,191
-------------------------------------------------------------------------------------------------------------
     Total Current Liabilities                                                       520,531          760,934
-------------------------------------------------------------------------------------------------------------
Deferred Credits and Other Liabilities
  Accumulated deferred income taxes                                                1,399,401        1,491,660
  Accumulated deferred investment tax credits                                        175,988          197,207
  Other liabilities and deferred credits                                             296,789          279,231
-------------------------------------------------------------------------------------------------------------
     Total Deferred Credits and Other Liabilities                                  1,872,178        1,968,098
-------------------------------------------------------------------------------------------------------------
Commitments and Contingencies
-------------------------------------------------------------------------------------------------------------
     Total Capitalization and Liabilities                                   $      9,412,881  $     9,260,388
=============================================================================================================

NORTH CAROLINA NATURAL GAS CORPORATION
CONSOLIDATED BALANCE SHEETS

(in thousands)

                                                                         June 30           December 31
Assets                                                                     2001               2000
---------------------------------------------------------------------------------------------------------
Utility Plant
        Gas utility plant in service                                          483,539             378,464
        Accumulated depreciation                                             (150,747)           (142,466)
---------------------------------------------------------------------------------------------------------
              Utility plant in service, net                                   332,791             235,998
        Construction work in progress                                          33,640             105,336
---------------------------------------------------------------------------------------------------------
              Total Utility Plant, Net                                        366,432             341,334
---------------------------------------------------------------------------------------------------------
Current assets
        Cash and cash equivalents                                                 950               1,557
        Accounts receivable                                                    34,370              53,352
        Income taxes receivable, net                                            5,286               1,012
        Recoverable purchased gas costs                                         2,898               7,518
        Inventory                                                              23,194              17,963
        Prepaid expenses                                                           48                   -
        Deferred gas costs - unbilled volumes                                   5,717              15,222
        Other current assets                                                    1,072               3,026
---------------------------------------------------------------------------------------------------------
              Total Current Assets                                             73,533              99,650
---------------------------------------------------------------------------------------------------------
Deferred Debits and Other Assets
        Unamortized debt expense                                                3,598               3,927
        Diversified business property, net                                        842                 939
        Miscellaneous other property and investments                            3,628               7,858
        Goodwill                                                              224,545             227,496
        Other assets and deferred debits                                        1,307                 284
---------------------------------------------------------------------------------------------------------
              Total Deferred Debits and Other Assets                          233,920             240,504
---------------------------------------------------------------------------------------------------------
                 Total Assets                                                 673,885             681,488
---------------------------------------------------------------------------------------------------------
Capitalization and Liabilities
---------------------------------------------------------------------------------------------------------
Capitalization
        Common stock                                                          367,602             367,588
        Retained earnings                                                       8,443               6,259
---------------------------------------------------------------------------------------------------------
              Total Capitalization                                            376,045             373,847
---------------------------------------------------------------------------------------------------------
Current Liabilities
        Accounts payable                                                       30,162              44,913
        Accounts payable to affiliated companies, net                          31,988              71,442
        Notes payable to affiliated companies                                 192,949             145,280
        Income taxes payable                                                        -                   -
        Interest Accrued                                                          589                 518
        Other current liabilities                                               8,638              11,085
---------------------------------------------------------------------------------------------------------
              Total Current Liabilities                                       264,326             273,238
---------------------------------------------------------------------------------------------------------
Deferred Credits and Other Liabilities
        Accumulated deferred income taxes                                      23,684              25,120
        Accumulated deferred investment tax credits                             1,791               1,888
        Regulatory liability for income taxes, net                              1,575               1,575
        Other liabilities and deferred credits                                  6,465               5,820
---------------------------------------------------------------------------------------------------------
              Total Deferred Credits and Other Liabilities                     33,515              34,403
---------------------------------------------------------------------------------------------------------
                 Total Capitalization and Liabilities                         673,885             681,488
=========================================================================================================

o. A table showing, as of the end of the quarter, the dollar and percentage components of the capital structures of Progress Energy on a consolidated basis and each Utility Subsidiary:

  Capital Structure as of June 30, 2001

                                  Progress Energy                CP&L                   Florida Power
                                -----------------------   -------------------      -----------------------
  Common stock equity             $ 5,459.0       34.3%     $ 2,945.9    42.0%       $ 2,011.7       55.2%

  Preferred securities                 92.8        0.6%          59.3     0.8%            33.5        0.9%

  Long-term debt(1)                 8,533.3       53.6%       3,425.0    48.8%         1,278.3       35.1%

  Short-term debt(2)                1,834.4       11.5%         589.9     8.4%           317.6        8.7%
                                  ---------      -----      ---------   -----        ---------      -----
  Total                           $15,919.5      100.0%     $ 7,020.1   100.0%       $ 3,641.1      100.0%

     (1)  Includes current portion of long-term debt

     (2) Includes short-term debt that has been reclassified to long-term for financial reporting purposes.


North Carolina Natural Gas
--------------------------

Common stock equity         $376,045             66.1%

Short-term debt              192,949             33.9%

Total                       $568,994            100.0%


p. A retained earnings analysis of Progress Energy on a consolidated basis, Florida Progress and each Utility Subsidiary detailing gross earnings, goodwill amortization, dividends paid out of each capital account; and the resulting capital account balances at the end of the quarter:

Progress Energy Consolidated                                    Retained
                                                                --------
(in thousands)                                                  Earnings
                                                                --------
Balance 3/31/01                                                1,990,946

Gross earnings                                                   136,159
Goodwill amortization                                            (24,457)
                                                        ----------------
Current earnings                                                 111,702

Common dividends                                                (109,224)

ESOP                                                               2,819

Balance 6/30/01                                                1,996,243

Florida Progress Consolidated                    Retained
                                                 --------
(in thousands)                                   Earnings
                                                 --------
Balance 3/31/01                                  692,055

Gross earnings                                   105,029
Goodwill amortization                               (432)
                                         ---------------
Current earnings                                 104,597

Preferred dividends                                 (378)

Dividend of cash to parent                       (54,613)

Balance 6/30/01                                  741,661



CP&L                                            Retained
                                                --------
(in thousands)                                  Earnings
                                                --------
Balance 3/31/01                                1,257,282

Current earnings                                  84,879

Dividend of cash to parent                       (54,611)

Preferred dividends                                 (741)

Balance 6/30/01                                1,286,809



NCNG                                            Retained
                                                --------
(in thousands)                                  Earnings
                                                --------
Balance 3/31/01                                   17,416

Audit Adjustments                                 (3,633)
Gross earnings                                    (3,865)
Goodwill amortization                             (1,475)
                                         ---------------
Current earnings                                  (5,340)

Balance 6/30/01                                    8,443

Florida Power                                               Retained
                                                            --------
(in thousands)                                              Earnings
                                                            --------
Balance 3/31/01                                              906,609

Current earnings                                              84,689

Dividend of cash to parent                                   (54,612)

Preferred dividends                                             (378)

Balance 6/30/01                                              936,308

q. A computation in accordance with rule 53(a) under the Act setting forth Progress Energy's "aggregate investment" in all EWGs and FUCOs, its "consolidated retained earnings" and a calculation of the amount remaining under the requested EWG/FUCO authority:

At June 30, 2001, Progress Energy's "aggregate investment", as defined in Rule 53(a)(1), in EWGs was approximately $217.9 million, or about 11.00% of Progress Energy's consolidated retained earnings, also as defined in Rule 53(a)(1) for the three quarters ended June 30, 2001 ($1.98 billion).

                                                  Very truly yours,

                                                  PROGRESS ENERGY, INC.



                                                  By:  /s/ Thomas R. Sullivan
                                                       ----------------------
                                                       Thomas R. Sullivan
                                                       Treasurer